SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CNPJ No. 42.150.391/0001 -70
NIRE 29.300.006.939
Publicly-held Company

MARKET ANNOUNCEMENT

In view of the publication, on June 2, 2008, of the minutes of the Extraordinary Shareholders Meeting of BRASKEM S.A. (“Braskem”) held on May 30, 2008 (“Extraordinary Meeting”), which approved the merger of the shares of Grust Holdings S/A (“Merger of Shares”), Braskem hereby reiterates some of the orientations already disclosed to the market through the Notices of Material Facts dated November 30, 2007 and May 14, 2008 and provides additional information regarding the procedures that may be adopted by the holders of common and class “B” preferred shares issued by Braskem dissenting from the Merger of Shares approved by the Extraordinary Meeting, as follows:

1) the holders of Braskem outstanding class “A” preferred shares do not have the right to withdraw, given the high liquidity and widespread ownership of these shares, as defined by Item II, Article 137 of Law 6,404 of 1976 (“Brazilian Corporate Law”);

2) the holders of common and preferred class “B” shares issued by Braskem dissenting from the Merger of Shares may only exercise their withdrawal right and receive the ensuing refund of shares provenly held at the start of the trading session of May 15, 2008, the date on which the Material Fact notice regarding the Merger of Shares operation was published;

3) pursuant to Paragraph 2, Article 137 of Brazilian Corporation Law, the withdrawal right may be exercised even if the shareholder abstained from voting against the deliberation or did not attend the Extraordinary Meeting, within a period of 30 (thirty) days from the publication of the minutes of the Extraordinary Meeting, i.e., through July 1, 2008, inclusive, given that said publication occurred on June 2;

4) the refund will be based on the equity value of the shares, in accordance with the balance sheet for December 31, 2007, which corresponds to R$13.50 (thirteen reais and fifty centavos) per share (common and class “B” preferred shares);

5) the payment of the refund by Braskem, which will depend on the effective conclusion of the operation, pursuant to Article 230 of Brazilian Corporate Law, will be made as of July 14, 2008 through credit of the corresponding amount at the depositary institution for the shares issued by Braskem, Banco Itaú S.A. (“Banco Itaú”), which will then, directly or through the custody agent, pay the dissenting shareholders based on the information provided in their records;

6) shareholders with shares held in custody at the Brazilian Clearing and Depository Corporation (CBLC) must, if so desired, exercise their withdrawal rights through their custody agents;

7) shareholders with shares held in custody at Banco Itaú S.A., the depositary institution of the shares issued by Braskem, shall exercise their withdrawal right by appearing places of service to the Shareholders at the bank branches of said institution located at the addresses listed below and upon the filling out the form "Exercise of the Right to Withdrawal" available at said branches, which should be submitted accompanied by certified copies of the following documents: a) INDIVIDUALS: Individual Taxpayer Register (CPF) number, Identity Card (RG), proof of residence (issued within last 2 months) and bank slip for credit; b) CORPORATION: National Register of Legal Entities (CNPJ) number, Bylaws/Articles of Association and respective amendments, as well as the documents of partners/legal representatives (election minutes, CPF, RG and proof of residence) and bank slip for credit purposes;

8) In addition to the above documents, shareholders represented by proxies must submit the respective power-of-attorney instrument, which should specify special powers authorizing the proxy, on the behalf of the shareholder, to exercise the withdrawal right and request the refund of shares.

Banco Itaú is available to answer any questions from Shareholders at the telephone +55 (11) 5029-7780 or at the Shareholder Service Desks in the branches located at the following addresses:

- Rua Boa Vista, 176, 1º subsolo, São Paulo – state of São Paulo;
- Rua Sete de Setembro, 99, subsolo, Rio de Janeiro - state of Rio de Janeiro;
- Av. João Pinheiro, 195, subsolo, Belo Horizonte – state of Minas Gerais;
- Rua Sete de Setembro, 746, térreo, Porto Alegre – state of Rio Grande do Sul;
- Rua João Negrão, 65, sobreloja, Curitiba – state of Paraná;
- Av. Estados Unidos, 50, 2º andar, Salvador – state of Bahia;
- SCS, Quadra 3, Edifício D’Ângela 30 – bloco A, sobreloja, Brasília - Federal District.

São Paulo, Brazil, June 4, 2008

     Carlos José Fadigas de Souza Filho
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.